UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 144

                     NOTICE OF PROPOSED SALE OF SECURITIES
             PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

Attention: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

         OMB APPROVAL                          SEC USE ONLY
-----------------------------              ----------------------
OMB Number:         3235-0101              DOCUMENT SEQUENCE NO.
Expires:      August 31, 2003
Estimated average burden                   CUSIP NUMBER
hours per response........2.0
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

1(a) NAME OF ISSUER (Please type or print)              (b)IRS IDENT. NO.       (c) S.E.C. FILE NO.
     Amcast Industrial Corporation                          31-0258080                001-09967
---------------------------------------------           -----------------       ---------------------


1(d) ADDRESS OF ISSUER - STREET                 CITY                    STATE   ZIP CODE        (e) TELEPHONE NO.
     7887 Washington Village Drive                 Dayton                Ohio     45459           (937) 291-7026
--------------------------------------          ------------------      -----   ---------       ------------------


2(a) NAME OF PERSON FOR WHOSE   (b) IRS IDENT. NO.      (c) RELATIONSHIP TO     (d) ADDRESS STREET      CITY            STATE  ZIP
     ACCOUNT THE SECURITIES                                 ISSUER
     ARE TO BE SOLD
     Mark D. Mishler                                         Officer            8895 Tanglewood Dr.     Springboro      Ohio  45066
------------------------------  -----------------       --------------------    --------------------    --------------- ------ -----





INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and S.E.C. File Number.



3(a) Title of the       (b) Name and Address of Each Broker Through Whom the    SEC USE ONLY            (c) Number of Shares
     Class of           Securities are to be Offered or Each Market Maker       Broker-Dealer           or Other Units
     Securities         who is Acquiring the Securities                         File Number             To Be Sold
     To Be Sold                                                                                         (See Instr. 3(c))
      Common            Charles Schwab & Co.                                                               2,018
-------------------     ----------------------------------------------------    --------------          ------------------


(d) Aggregate           (e) Number of Shares            (f) Approximate         (g) Name of Each
Market                  or Other Units                  Date of Sale            Securities
Value                   Outstanding                     (See Instr. 3(f))       Exchange
(See Instr. 3(d))       (See Instr. 3(e))               (Mo. Day Yr.)             (See Instr 3(g))
    $3,421              8,780,284                              12/23/2002              NYSE
-------------------     -----------------------         -------------------     ------------------





Instructions:
1 (a) Name of issuer
  (b) Issuer's I.R.S. Identification Number
  (c) Issuer's S.E.C. file number, if any
  (d) Issuer's address, including zip code
  (e) Issuer's telephone number, including area code

2 (a) Name of person for whose account the securities are to be sold
  (b) Such person's I.R.S. identification number, if such person is an entity
  (c) Such person's relationship to the issuer (e.g. officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
  (d) Such person's address, including zip code

3 (a) Title of the class of securities to be sold
  (b) Name and address of each broker through whom the securities are intended to be sold
  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
  (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
  (f) Approximate date on which the securities are to be sold
  (g) Name of each securities exchange, if any, on which securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of        Date you        Nature of Acquisition   Name of Person from Whom Acquired      Amount of       Date of Nature of
the Class       Acquired        Transaction             (If gift give date donor acquired)     Securities      Payment Payment
                                                                                               Acquired
Common          8/4/1998        Purchase                Open Market                             1,000
------------    ----------      ----------------------  ----------------------------------     -----------     ------- -----------
Common                          Dividend Reimvestment                                              18
------------    ----------      ----------------------  ----------------------------------     -----------     ------- -----------
Common          12/22/1999      Purchase                Open Market                             1,000
------------    ----------      ----------------------  ----------------------------------     -----------     ------- -----------




Instructions:
1. If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) or Rule 144, furnish full information with respect thereto.

--------------------------------------------------------------------------------
TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person whose account the securities are to be sold.

                                                                                        Amount of
Name and Address of Seller              Title of Securities Sold        Date of Sale    Securities Sold         Gross Proceeds
N/A
---------------------------             -------------------------       ------------    ---------------         ---------------




Remarks:





Instructions:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

Attention:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

     December 20, 2002                  /s/ Mark D. Mishler
    ------------------      -------------------------------------------
     DATE OF NOTICE         Mark D. Mishler   SIGNATURE

This notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)